SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number:  0-21886

                           NOTIFICATION OF LATE FILING

(Check one):   X  Form 10-K         Form 11-K         Form 20-F       Form 10-Q
             ----              ----              ----            ----
         For Period Ended:  December 31, 2002

|_| Transition Report on Form 10-K       |_| Transition Report on Form 10-Q

|_| Transition Report on Form 20-F       |_| Transition Report on Form N-SAR

|_| Transition Report on Form 11-K

    For the Transition Period Ended: _____________________________________
    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   BARRETT BUSINESS SERVICES, INC.

Address of principal executive office:  4724 S.W. Macadam Avenue
                                        Portland, Oregon 97239

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |(a)         The reasons described in reasonable detail in Part III of
        |            this form could not be eliminated without unreasonable
        |            effort or expense;
        |(b)         The subject annual report, semi-annual report, transition
        |            report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
        |            thereof will be filed on or before the 15th calendar day
  |X|   |            following the prescribed due date; or the subject quarterly
        |            report or transition report on Form 10-Q, or portion
        |            thereof will be filed on or before the fifth calendar day
        |            following the prescribed due date; and
        |(c)         The accountant's statement or other exhibit required by
        |            Rule 12b-25(c) has been attached as Exhibit 1.

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


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         As previously reported on March 19, 2003, Barrett Business Services, Inc. (the "Company"), consistent with determinations by several other publicly-traded professional employer ("PEO") companies, has determined to restate its PEO revenues based upon Emerging Issues Task Force Issue No. 99-19, "Reporting Revenues Gross as a Principal Versus Net as an Agent" (EITF 99-19"). The restatement is predicated on the determination that a PEO company is not the primary obligor of the direct payroll costs of its PEO employees. Under the Company's new "net revenue" reporting for PEO services, the salaries and wages of PEO employees are no longer recognized as revenue components by "netting" such costs against PEO revenues. The new application of EITF 99-19 has no effect on gross margin dollars, net income, cash flows, working capital and shareholders' equity amounts previously reported, and will not affect such amounts in future periods.

         As a result of the Company's restatement of its financial statements, it has been advised by its outside auditors, PricewaterhouseCoopers LLP, that, in accordance with that firm's policy, the Company's draft annual report on Form 10-K for the year ended December 31, 2002 (the "Form 10-K"), must be reviewed by that firm's National Office prior to the release of the report of PricewaterhouseCoopers LLP on the Company's audited financial statements included in the Form 10-K. Due to the substantial number of similar filings by calendar year issuers requiring such review, PricewaterhouseCoopers LLP has advised the Company that it will be unable to complete its review of the Form 10-K in time for the Company to meet the filing due date of March 31, 2003.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Michael D. Mulholland         (503)                   220-0988
                  (Name)                (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        -X- Yes --- No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
             subject report or portion thereof?         -X- Yes --- No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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


         On March 19, 2003, the Company issued a press release announcing its results of operations for the quarter and year ended December 31, 2002. The Company's announced net loss for the year ended December 31, 2002, was $1,353,000, an improvement of $1,069,000 over the net loss of $2,422,000 for 2001.

         BARRETT BUSINESS SERVICES, INC., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 28, 2003                       By:  /s/ Michael D. Mulholland
                                                --------------------------------
                                                Michael D. Mulholland
                                                Title:  Vice President - Finance

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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